Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated September 12, 2025 to the Registration Statement on Form F-1/A of Zi Yun Dong Fang Limited, relating to the audit of the consolidated balance sheets of Zi Yun Dong Fang Limited and its subsidiaries (the “Company”) as of May 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity (deficit), and cash flows in each of the years for the two-year period ended May 31, 2025, and the related notes (collectively referred to as the “financial statements”) included herein.

We also consent to the reference of WWC, P.C. as an independent registered public accounting firm, as experts in matters of accounting and auditing.

San Mateo, California	WWC, P.C.
September 30, 2025	Certified Public Accountants
PCAOB ID: 1171